



05037234

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

RECEIVED

FEB 2 5 2005
MAIL
WASH. D.C.
202
SECTION

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___AND ENDING___12/31/04___
            MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. Frank Investments, Inc.

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

521 N. Sam Houston Pkwy. E, Suite 650
            (No. and Street)

Houston         TX       77060
  (City)          (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Helve - (281) 820-6888
                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, L.L.P.
     (Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475   Houston     TX   77034
  (Address)      (City)      (State)    (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____Aaron Helve_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__D.B. Frank Investments, Inc._____ , as

of ___December 31_____ , 20_04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____        _____
                                                                    Signature

                                                  Vice President
                                                  _____
                                                              Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.B. FRANK INVESTMENTS, INC.

_____

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

as of and for the years ended December 31, 2004 and 2003

# TABLE OF CONTENTS



**H**AM,
**L**ANGSTON &
**B**REZINA, L.L.P.
Certified Public Accountants

<u>Report of Independent Accountants</u>

To the Board of Directors
D.B. Frank Investments, Inc.

We have audited the accompanying statement of financial condition of D.B. Frank Investments, Inc. (formerly Digital Securities, Inc.), as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and changes in financial condition for each of the two years in the period ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. Frank Investments, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ham, Langston & Brezina LLP*

Houston, Texas
January 18, 2005

-1-

| ASSETS | 2004 | 2003 |
|---|---|---|
| Cash | $ 18,131 | $ 11,040 |
| Commissions receivable | 1,825 | - |
| Deposit | 1,284 | - |
| Prepaid assets | 3,875 | 4,402 |
| Total current assets | 25,115 | 15,442 |
| Total assets | $ 25,115 | $ 15,442 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2004 | 2003 |
|---|---|---|
| Commissions payable | $ 1,369 | $ - |
| Payable to parent | 5,285 | - |
| Total current liabilities | 6,654 | - |
| Total liabilities | 6,654 | - |
| Common stock - $1 par value; 10,000 shares authorized, issued and outstanding | 10,000 | $ 10,000 |
| Contributed capital | 11,000 | 11,000 |
| Retained deficit | (2,539) | (5,558) |
| Total liabilities and stockholders' equity | $ 25,115 | $ 15,442 |

The accompanying notes are an integral
part of these financial statements.

**D.B. FRANK INVESTMENTS, INC.**

**STATEMENTS OF INCOME**

**for the years ended December 31, 2004 and 2003**

|  | 2004 | 2003 |
|---|---|---|
| Revenue: | | |
| Commissions | $ 109,694 | $ 152,088 |
| Total revenue | 109,694 | 152,088 |
| Expenses: | | |
| Commissions | 46,344 | 12,608 |
| Management fee | 20,000 | 138,000 |
| Salaries expense | 28,800 | – |
| Licensing fees | 7,945 | – |
| Other expenses | 3,586 | 2,029 |
| Total expenses | 106,675 | 152,637 |
| Net income (loss) | $ 3,019 | $ (549) |

The accompanying notes are an integral
part of these financial statements.

## D.B. FRANK INVESTMENTS, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### for the years ended December 31, 2004 and 2003

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance, December 31, 2002 | $ 10,000 | $ 5,000 | $ (5,009) | $ 9,991 |
| Contributed capital | - | 6,000 | - | 6,000 |
| Net loss | - | - | (549) | (549) |
| Balance, December 31, 2003 | $ 10,000 | $ 11,000 | $ (5,558) | $ 15,442 |
| Net income | - | - | 3,019 | 3,019 |
| Balance, December 31, 2004 | $ 10,000 | $ 11,000 | $ (2,539) | $ 18,461 |

The accompanying notes are an integral
part of these financial statements.

# D.B. FRANK INVESTMENTS, INC.

## STATEMENTS OF CHANGES IN FINANCIAL CONDITION

### for the years ended December 31, 2004 and 2003

|  | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net income (loss) | $    3,019 | $      (549) |
| Decrease (increase) in prepaid assets | 527 | (4,402) |
| Increase in commissions receivable | (1,825) | – |
| Increase in deposit | (1,284) | – |
| Increase in payables | 6,654 | – |
| Net cash provided by (used in) operating activities | 7,091 | (4,951) |
| Cash flows from investing activities: |  |  |
| Contributed capital | – | 6,000 |
| Net cash provided by investing activities | – | 6,000 |
| Net increase in cash | 7,091 | 1,049 |
| Cash and cash equivalents, beginning of year | 11,040 | 9,991 |
| Cash and cash equivalents, end of year | $    18,131 | $    11,040 |

# D.B. FRANK INVESTMENTS, INC.

## NOTES TO THE FINANCIAL STATEMENTS

---

1. **Summary Of Significant Accounting Policies**

   **Nature Of The Business**

   D.B. Frank Investments, Inc. (the "Company"), formerly Digital Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is in the retail sale of variable annuities and mutual funds. The Company is a closely held Delaware corporation formed on April 4, 2001. The Company commenced operations on November 21, 2001.

   **Income Taxes**

   The Company was included in a consolidated federal income tax return of its parent through December 11, 2002. On December 4, 2002 the Company was sold and ceased to be a member of the consolidated group. The Company will file a short-year federal income tax return for the period December 5, 2002 through December 31, 2002. For the calendar years 2004 and 2003 the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income.

   **Use Of Estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   **Cash and Cash Equivalents**

   The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. **Net Capital Requirements**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $11,477, which was $6,477 in excess of its required net capital of $5,000. The Company's net capital ration was .58 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. **Transactions With Affiliates**

   The management fee reported on the Statements of Income represents billings from an affiliated company for the fair market value of management and administrative services rendered. In 2004 the components of the fee were included in their respective expense categories.

4.   **Name Change**

Effective February 4, 2003 the Company completed its name change from Digital Securities, Inc. to D.B. Frank Investments, Inc.

SUPPLEMENTARY  INFORMATION

# D.B. FRANK INVESTMENTS, INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

### OF THE SECURITIES AND EXCHANGE COMMISSION

### as of December 31, 2004

Net capital:
| | |
|---|---:|
| Stockholders' equity | $ 18,461 |
| Less non-allowable assets | 6,984 |
| Net capital before haircuts on securities position | 11,477 |
| Haircuts on securities | - |
| Net capital | $ 11,477 |
| | |
| Net capital requirement | $ 5,000 |
| Net capital in excess of required amount | 6,477 |
| Net capital | $ 11,477 |
| | |
| Aggregate indebtedness: | |
| Payable to parent | $ 5,285 |
| Commissions payable | 1,369 |
| Total aggregate indebtedness | $ 6,654 |
| | |
| Ratio of aggregate indebtedness to net capital | .58 to 1 |

Note - Computed regulatory net capital and aggregate indebtedness differ from the computations disclosed under Rule 15c3-1 as of December 31, 2004 filed by D.B. Frank Investments, Inc. with the National Association of Securities Dealers on part II of Form X-17A-5 as follows:

| | Net Capital | Aggregate Indebtedness |
|---|---:|---:|
| Per FOCUS report | $ 12,846 | $ 5,285 |
| Audit adjustments | (1,369) | 1,369 |
| Per above | $ 11,477 | $ 6,654 |

# D.B. FRANK INVESTMENTS, INC.

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

### as of December 31, 2004

---

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k)(2)(i) in that it carried no margin accounts, handled no customers' funds or securities, and held no funds or securities for or owed no money or securities to its customers.

SCHEDULE III - STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

as of December 31, 2004

_____

NONE

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE**
**REQUIRED BY SEC RULE 17a-5**

To the Board of Directors
D.B. Frank Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of D.B. Frank Investments, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them for the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued
-11-

D.B. Frank Investments, Inc.
Page 2


Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*Ham, Langston & Brezina LLP*

Houston, Texas
January 18, 2005